Exhibit 14.1

FINANCIAL OFFICER CODE OF ETHICS

As a public company, it is of critical importance that BEA’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with BEA, employees may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. BEA expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The Finance Department bears a special responsibility for promoting integrity throughout the organization and to the financial market place. The Chief Executive Officer, the Chief Financial Officer and other Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company that ensures the fair, accurate and timely reporting of BEA’s financial results and condition.

Because of this special role, the Chief Executive Officer, the Chief Financial Officer and all members of BEA’s Finance Department are bound by this Financial Officer Code of Ethics, and by accepting the BEA Systems Code of Conduct, each agrees that he or she will:

•	Maintain honest and ethical conduct, including avoiding actual or apparent conflicts of interest between personal and professional relationships,

•	Provide information that is accurate, complete, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that BEA files with, or submits to, government agencies and in other public communications made by the Company.

•	Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•	Maintain the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.

•	Promptly report to the Company’s General Counsel and/or Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Financial Officer Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

Violation of this Financial Officer Code of Ethics, including failure to report violations of the Financial Officer Code of Ethics by others, will be viewed as a severe disciplinary matter that may result in personnel disciplinary action up to and including termination of employment. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact BEA’s General Counsel, Bob Donohue, at “bdonohue@bea.com.” You may also contact the Chairman of the Audit Committee of the Board of Directors at “auditcommittee@bea.com.”

•	If you are concerned about maintaining anonymity, you may send correspondence to the following outside private mailbox address at BEA Systems, Audit Committee, 1351 N. First Street, San Jose, CA 95131, or call the BEA Corporate Responsibility Hotline (408-570-8120).

It is against BEA policy to retaliate against any employee for reasonable good faith reporting of violations of this Financial Officer Code of Ethics.